UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2016

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated March 24, 2016 relating to the Announcement of Annual Results for the year ended 31 December 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/	Wong Nga Lai, Alice

	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: March 24, 2016

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNUAL RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2015

HIGHLIGHTS

•

On 29 August 2014, the Board resolved to change the financial year end date of the Company from 31 August to 31 December. As a result, the comparative figures in this announcement covered sixteen months ended 31 December 2014 and are not directly comparable with those of current financial year.

•

Maintain strong financial position with investment in available-for-sale securities, cash at bank and in hand, net of bank loans, totalling of HK$1,548.8 million (31 December 2014: HK$1,801.4 million).

•

Incurred loss of HK$812.6 million for the year ended 31 December 2015 versus HK$237.0 million for the sixteen months ended 31 December 2014 mainly due to (1) impairment losses/write off of assets of HK$327.8 million related to the Group’s Media Cash Generating Unit (“CGU”) due to the uncertainties on the media business (sixteen months ended 31 December 2014: HK$32.0 million), (2) increase in programme costs charged to the profit or loss by HK$293.3 million due to the full year broadcasting for the current financial year, and (3) the E-commerce business was officially launched on 2 February 2015 and is in its early investment stage to have a positive impact on the Group’s profitability.

•	As at the date of this announcement, HKTV mall has more than 700 stores of domestic and international brands carrying over 107,000 products on the online shopping platform.

The Board of Directors (the “Board” or the “Directors”) of Hong Kong Television Network Limited (the “HKTV” or the “Company”) hereby announce the audited consolidated results of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended 31 December 2015.

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2015

(Expressed in Hong Kong dollars)

	Note	Year ended 31 December 2015 HK$’000	Sixteen months ended 31 December 2014 HK$’000

Turnover	4	112,810	23,027
Programme costs	5	(320,740)	(27,414)
Cost of inventories		(23,113)	(353)
Valuation gains on investment properties		11,900	3,900
Other operating expenses	6(a)	(329,816)	(343,799)
Other income, net	6(b)	67,537	147,609
Finance costs, net	6(c)	(3,234)	(7,767)
Impairment losses/write off of assets	7	(327,810)	(32,000)

Loss before taxation		(812,466)	(236,797)

Income tax expense	8	(93)	(205)

Loss for the year/period		(812,559)	(237,002)

Basic and diluted loss per ordinary share (in Hong Kong dollars)	11	HK$(1.00)	HK$(0.29)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 DECEMBER 2015

(Expressed in Hong Kong dollars)

	Note	Year ended 31 December 2015 HK$’000	Sixteen months ended 31 December 2014 HK$’000

Loss for the year/period		(812,559)	(237,002)

Other comprehensive income	10

Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of an overseas subsidiary		(2)	1
Available-for-sale securities: net movement in fair value reserve		(3,983)	41,540

Other comprehensive income		(3,985)	41,541

Total comprehensive income for the year/period		(816,544)	(195,461)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2015

(Expressed in Hong Kong dollars)

	Note	31 December 2015 HK$’000	31 December 2014 HK$’000

Non-current assets

Property, plant and equipment		560,335	550,159
Intangible assets		125,410	391,198
Long term receivable and prepayment		31,445	285
Other financial assets	12	1,219,043	1,490,420

		1,936,233	2,432,062

Current assets

Accounts receivable	13	29,731	7,688
Other receivables, deposits and prepayments		36,048	40,752
Programme costs		–	344,088
Inventories		15,352	718
Other current financial assets	12	226,709	293,943
Cash at bank and in hand		174,808	819,186

		482,648	1,506,375

Current liabilities

Accounts payable	14	12,995	4,504
Other payables and accrued charges		92,652	73,876
Deposits received		1,905	1,905
Bank loans		71,793	802,165

		179,345	882,450

Net current assets		303,303	623,925

Total assets less current liabilities		2,239,536	3,055,987

	Note	31 December 2015 HK$’000	31 December 2014 HK$’000

Non-current liabilities

Deferred tax liabilities		919	826

		919	826

NET ASSETS		2,238,617	3,055,161

Capital and reserves	15

Share capital		1,268,914	1,268,914
Other reserves		969,703	1,786,247

TOTAL EQUITY		2,238,617	3,055,161

Notes:

1	CHANGE OF FINANCIAL YEAR END DATE

Pursuant to a resolution of the Board dated 29 August 2014, the Company’s financial year end date has been changed from 31 August to 31 December in order to unify the financial year end dates of the Group and align with the business cycle of the Group’s potential customers in the E-commerce retail industry and the multimedia advertising industry. Accordingly, the comparative figures presented for the consolidated financial statements cover a period of sixteen months from 1 September 2013 to 31 December 2014 and are not directly comparable with those of current financial year.

2	BASIS OF PREPARATION

The financial information relating to the year ended 31 December 2015 and sixteen months ended 31 December 2014 included in this preliminary announcement does not constitute the Company’s statutory annual consolidated financial statements for those year/period but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of Hong Kong Companies Ordinance (Chapter 622 of the Laws of Hong Kong) is as follows:

The Company has delivered the financial statements for the sixteen months ended 31 December 2014 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, Hong Kong Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and will deliver the financial statements for the year ended 31 December 2015 in due course.

The Company’s auditor has reported on the financial statements of the Group for such year/period. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of Hong Kong Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

The annual results set out in the announcement are extracted from the Group’s consolidated financial statements for such year/period which have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, the Group’s consolidated financial statements also comply with HKFRSs. The Group’s consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investments in available-for-sale securities, investment properties and certain financial assets and liabilities are stated at their fair values or amortised costs.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances but are inherently uncertain and unpredictable, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The IASB has issued certain amendments and new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The equivalent new and revised HKFRSs consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

Note 3 provides information on any changes in accounting policies resulting from initial application of those developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

3	CHANGE IN ACCOUNTING POLICIES

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Impacts of the adoption of the amended IFRSs/ HKFRSs are discussed below:

–	Amendments to IAS/HKAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets

–	Annual Improvements to IFRS/HKFRSs 2010-2012 Cycle

–	Annual Improvement to IFRS/HKFRSs 2011-2013 Cycle

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

Amendments to IAS/HKAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets

The amendments to IAS/HKAS 36 modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or CGU whose recoverable amount is based on fair value less costs of disposal. The Group has provided the disclosure requirements applicable to the Group.

Annual Improvements to IFRSs/HKFRSs 2010-2012 Cycle and 2011-2013 Cycle

These two cycles of annual improvements contain amendments to nine standards with consequential amendments to other standards. Among them, IAS/HKAS 24, Related party disclosures has been amended to expand the definition of a “related party” to include a management entity that provides key management personnel services to the reporting entity, and to require the disclosure of the amounts incurred for obtaining the key management personnel services provided by the management entity. These amendments do not have an impact on the Group’s related party disclosure as the Group does not obtain any management personnel services from management entities.

4	TURNOVER AND SEGMENT INFORMATION

Turnover

The Group is principally engaged in the provision of multimedia business, including but not limited to the online shopping mall operation, offer of free TV programming through Over-the-Top (“OTT”) platform, multimedia and drama production, contents distribution and other related services (“Multimedia Business”).

	Year ended 31 December 2015 HK$’000	Sixteen months ended 31 December 2014 HK$’000

Direct merchandise sales	25,349	384
Income from concessionaire sales and other service income	11,055	1,107
Licensing of programme rights and net advertising income	76,111	20,612
Artiste management services	295	924

	112,810	23,027

Segment information

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resources allocation and performance assessment, the Group has only identified one business segment i.e. Multimedia Business. In addition, the majority of the Group’s operations are conducted in Hong Kong and majority of the assets are located in Hong Kong. Accordingly, no operating or geographical segment information is presented.

5	PROGRAMME COSTS

Programme costs mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights, advertising and content production.

6	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/crediting the following:

		Year ended 31 December 2015 HK$’000	Sixteen months ended 31 December 2014 HK$’000

(a)	Other operating expenses

	Depreciation	40,521	37,773
	Less: Depreciation capitalised as programme costs	–	(3,403)

		40,521	34,370

	Advertising and marketing expenses	43,463	10,070
	Auditor’s remuneration	2,395	2,395
	Operating lease charges in respect of land and buildings	13,051	13,353
	(Gain)/loss on disposal of property, plant and equipment	(19)	208
	Write down of inventories	339	–
	Impairment for available-for-sale securities	7,020	–
	Talent costs (note 6(d))	136,471	146,502
	Amortisation of intangible assets	32,851	40,067
	Write off of artiste prepayments	4,636	28,328
	(Reversal of provision)/provision for committed artiste payments	(3,841)	6,003
	Others	52,929	62,503

		329,816	343,799

(b)	Other income, net

	Bank interest income	15,020	23,017
	Dividend income from available-for-sale equity securities	1,667	1,825
	Interest income from available-for-sale debt securities	80,520	120,353
	Gain on disposal of available-for-sale securities	2,079	4,946
	Rentals from investment properties	11,428	15,306
	Net exchange loss	(43,776)	(18,425)
	Others	599	587

		67,537	147,609

		Year ended 31 December 2015 HK$’000	Sixteen months ended 31 December 2014 HK$’000
(c)	Finance costs, net

	Interest on bank loans	2,974	7,169
	Change in fair value of derivative financial instrument	–	(5,181)
	Other borrowing costs	–	5,598
	Bank charges	260	178
	Interest element of finance leases	–	3

		3,234	7,767

(d)	Talent costs

	Wages and salaries	137,125	200,103
	Retirement benefit costs-defined contribution plans	6,011	9,004

		143,136	209,107
	Less: Talent costs capitalised as programme costs	–	(62,605)
	Talent costs charged to programme costs	(6,665)	–

	Talent costs included in other operating expenses	136,471	146,502

	Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

7	IMPAIRMENT LOSSES/WRITE OFF OF ASSETS

The Group’s Multimedia Business comprised of CGU, namely “Media”, which operates the multimedia and drama production and contents distribution business, and “E-commerce”, which operates the online shopping business of the Group.

The Group recognised impairment loss on property, plant and equipment, intangible assets, programme costs and certain other assets with an aggregated amount of HK$327,810,000 in relation to the Media CGU during the year ended 31 December 2015. The impairment loss recognised on property, plant and equipment, intangible assets, programme costs and certain other assets were HK$60,331,000, HK$232,937,000, HK$32,489,000 and HK$2,053,000 respectively.

The Group has identified indications of impairment of its Media CGU assets, primarily as a result of the uncertainty in the regulatory and technical feasibility in the provision of mobile television services. The Group assessed the recoverable amounts of these assets and as a result the carrying amount of the assets was written down to their recoverable amount of HK$213,267,000. The recoverable amounts of these assets were assessed based on their estimated fair value less costs of disposal, using market comparison approach mainly by reference to quoted selling price of similar assets, acquisition costs, estimated replacement cost of these assets and the availability of active market of relevant or similar assets. The fair value on which the recoverable amount is based on is categorized as a level 3 measurement.

8	INCOME TAX EXPENSE

The provision for Hong Kong Profits Tax for the year is calculated at 16.5% (16.5% for the sixteen months ended 31 December 2014) of the estimated assessable profits for the year.

The amount of income tax expense in the consolidated income statement represents:

	Year ended 31 December 2015 HK$’000	Sixteen months ended 31 December 2014 HK$’000

Current taxation

Hong Kong
– Over-provision in respect of prior year	–	394

Deferred taxation

Origination and reversal of temporary differences	(93)	(599)

	(93)	(205)

9	DIVIDEND

The Board of Directors has resolved not to declare any final dividend for the year ended 31 December 2015 (Sixteen months ended 31 December 2014: Nil).

10	OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to each component of other comprehensive income

	Year ended 31 December 2015			Sixteen months ended 31 December 2014
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000

Exchange difference on translation of financial statements of an overseas subsidiary	(2)	–	(2)	1	–	1
Available-for-sale securities: net movement in fair value reserve	(3,983)	–	(3,983)	41,540	–	41,540

Other comprehensive income	(3,985)	–	(3,985)	41,541	–	41,541

(b)	Components of other comprehensive income, including reclassification adjustments

	Year ended 31 December 2015 HK$’000	Sixteen months ended 31 December 2014 HK$’000

Available-for-sale securities: net movement in fair value reserve

Changes in fair value recognised during the year/period	(8,924)	46,486
Reclassified to profit or loss upon disposal	(2,079)	(4,946)
Impairment loss charged to profit or loss	7,020	–

	(3,983)	41,540

11	LOSS PER SHARE

	Year ended 31 December 2015 HK$’000	Sixteen months ended 31 December 2014 HK$’000

Loss attributable to equity shareholders	(812,559)	(237,002)

The calculation of basic loss per share for the year ended 31 December 2015 and sixteen months ended 31 December 2014 are based on the loss for the respective year/period and the weighted average of 809,017,000 ordinary shares in issue.

The diluted loss per share for the year ended 31 December 2015 and sixteen months ended 31 December 2014 are the same as the basic loss per share as no potential ordinary share were outstanding during the respective year/period.

12	OTHER FINANCIAL ASSETS

	31 December 2015 HK$’000	31 December 2014 HK$’000

Available-for-sale debt securities
– Maturity dates within 1 year	226,709	293,943
– Maturity dates over 1 year	1,180,408	1,450,267

	1,407,117	1,744,210

Available-for-sale equity securities
– Listed	27,525	29,090
– Unlisted	11,110	11,063

	38,635	40,153

	1,445,752	1,784,363

The available-for-sale securities were carried at fair value as at 31 December 2015 and 31 December 2014.

	31 December 2015 HK$’000	31 December 2014 HK$’000

Fair value of individually impaired financial assets
– Available-for-sale debt securities	5,348	–
– Available-for-sale equity securities	2,680	–

At 31 December 2015, certain available-for-sale debt and equity securities were individually determined to be impaired on the basis of a material decline in their fair value below cost which indicated that the cost of the Group’s investments in them may not be recovered. Impairment losses of HK$7,020,000 (sixteen months ended 31 December 2014: Nil) on these investments were recognised in profit or loss.

13	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

	31 December 2015 HK$’000	31 December 2014 HK$’000

Current–30 days	2,493	7,036
31–60 days	14	460
61–90 days	252	12
Over 90 days	26,972	280

	29,731	7,788
Less: Allowance for doubtful debts	–	(100)

	29,731	7,688

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

14	ACCOUNTS PAYABLE

The aging analysis of the accounts payable is as follows:

	31 December 2015 HK$’000	31 December 2014 HK$’000

Current–30 days	9,181	2,155
31–60 days	669	85
61–90 days	581	67
Over 90 days	2,564	2,197

	12,995	4,504

15	CAPITAL AND RESERVES

		Attributable to equity shareholders of the Company
	Note	Share capital	Share premium	Capital redemption reserve	Retained profits	Revaluation reserve	Fair value reserve	Exchange reserve	Other reserve	Total
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2015		1,268,914	–	–	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161

Loss for the year		–	–	–	(812,559)	–	–	–	–	(812,559)
Other comprehensive income	10	–	–	–	–	–	(3,983)	(2)	–	(3,985)

Total comprehensive income for the year		–	–	–	(812,559)	–	(3,983)	(2)	–	(816,544)

At 31 December 2015		1,268,914	–	–	845,323	159,759	(33,552)	(1)	(1,826)	2,238,617

At 1 September 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	–	(1,826)	3,250,622

Loss for the period		–	–	–	(237,002)	–	–	–	–	(237,002)
Other comprehensive income	10	–	–	–	–	–	41,540	1	–	41,541

Total comprehensive income for the period		–	–	–	(237,002)	–	41,540	1	–	(195,461)

Transition to no–par value regime on 3 March 2014		1,188,012	(1,188,005)	(7)	–	–	–	–	–	–
Revaluation reserve realised upon disposal of an investment property		–	–	–	5,397	(5,397)	–	–	–	–

At 31 December 2014		1,268,914	–	–	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161

BUSINESS REVIEW

2015 is a year of reborn for HKTV. We have a strong belief that our online shopping platform – HKTV mall is the best place for E-commerce development in Hong Kong. Not only because of the high brand presence of HKTV in Hong Kong and the geographical advantage for exploring future expansion, most important is the passion and dedication we have to build a unique and largest online shopping mall in Hong Kong to serve every aspect in life and to deliver a delightful shopping experience. We make our every effort to work toward this goal.

In the past twelve months, everyone in the Group were fully committed and engaged in the development of HKTV mall which was officially launched on 2 February 2015. To make a successful business, we know we need to pursue the 5 key parameters in the below simple formulae:

(A)	Number of Orders	x	(B) Order Value	x	(C) Merchant Commission Rate/ Gross Profit Margin

+

(D) Cost Efficiency

+

(E) Customer Satisfaction

Though the overall retail market started to stagnant during the year given the low consumer sentiment in Hong Kong, this in fact gave us an opportunity to strengthen our presence in consumers’ mind and get them aware the benefit of HKTV mall offered – how we can maximise the reward to consumer by offering better pricing, wider product choices and more convenience in one single order. To achieve this aim, since the launch in February 2015, we have dedicated 100% resources and effort to enhance the value of each parameter.

To drive for (A) Number of Orders, (B) Order Value and (C) Merchant Commission Rate/Gross Profit Margin

1.	Brand Awareness and Boost-up Campaigns

After the “HK$100 Mall Dollar” promotional campaign for the grand launch of HKTV mall in February 2015 which received overwhelming responses from the consumer market, in August 2015, to further boost our brand awareness, we launched an unprecedented large scale advertising campaign on MTR to place more than 3,000 advertising panels along the 119 tracks of over 50 MTR stations during the first two weeks of August. For any net billed amount at HK$400 or above, a designated “tailored” gift for the pre-defined delivery area of each MTR station was given, which include hairy crab, grapes or melon directly imported from Japan, coffee machine, personal care products, etc. This campaign has strengthened the association between “Shopping” and HKTV mall in people’s mind. During the promotion period, our monthly orders increased 4 to 8 times compared to the monthly orders before the promotion was launched.

In the meantime, we increased the Mall Dollar Rebate Programme from 3% to 5%–10% for every purchase upon transaction completion, the customers can use the Mall Dollar for next purchase in 3 months’ time. This is an effective way to establish a recurring online purchase pattern on us.

Apart from above-the-line large scale campaigns, we started to issue seasonal/product category-featured catalogues on regular basis since August 2015. We distributed the catalogues in Central Business District and major residential districts, to residential estates and the staff of our corporate partners. Each of these catalogues attached with certain weekly HK$50 cash coupons to stimulate initial purchases and to push for repeated purchases. This is another effective way to reach new customers and to initiate the first transaction with HKTV mall. Each issue of catalogue had reached around 400,000–800,000 distributions to the market.

2.	Merchant Recruitment and Product Varieties

In May 2015, we launched a merchant recruitment portal (https://mer-recruit.hktvmall.com/) providing a self-application platform to all small medium enterprise merchants for joining HKTV mall at minimal costs. This platform allows us to reach a larger span of potential merchants while concurrently, our merchant relationship managers could be more focus on helping our existing merchants for business growth. This is indeed a win- win situation as the potential merchants can easily develop a new sales channel at HKTV mall to reach the untapped markets, and we can expand our merchant base to increase product varieties to end customers.

In August 2015, with the purpose to maintain the frequency of orderings, we expanded the supermarket and grocery products aggressively to cater for the day-to-day living requirements of the mass market, and in late December 2015, we started the trial run of frozen products so as to make our offering more comprehensive. These recurring orders also facilitated the visitors traffic and business of our merchant partners.

Currently we have more than 107,000 products from over 700 stores at HKTV mall which is far more than any brick and mortar store in Hong Kong.

3.	Proactive Customer Acquisitions

Though the large scale promotional campaigns did have a wide coverage on potential customers and the digital marketing were appealing and well received from the “digitalized” group, there are still a large group of potentials who are not familiar with the online shopping mechanism. In this regard, in November 2015, we formulated a team of on-street promotors – the so called “Jetsoer” who regularly set up exhibition booth to different areas in Hong Kong to push for HKTV mall App download and to initiate their first online purchase.

To Drive for (D) Cost Efficiency and (E) Customer Satisfaction

1.	Continued System Enhancement and Operational Efficiency

Since the official launch, we invested tremendous effort in system enhancement and operational efficiency, which is an ongoing process to increase customer satisfaction and optimise our costs structure. Based on the customer feedback and operational experience obtained from the large promotional campaigns in February and August 2015, we revamped the user interface of the HKTV mall website and app, refined the backend system programming to smoothen the operational flows and to incorporate various promotional rules, expanded the logistics and warehousing capacity, etc. with the ultimate goal to improve the user experience.

In particular, on the logistics and warehousing function which is one of the core foundation of our online shopping business, to cope with the continuous business growth, we expanded our logistics centre by adding more than 2 times headcount, additional 48,000 square feet for storage and supermarket inventory management, 30 plus cold trucks to our own logistics fleet so as to keep the frozen food to a temperature of -18 degree celsius during delivery. With all these facilities added, for majority of the supermarket and grocery products, we are able to provide express delivery as quick as within 24 hours from placing the order. All our investments are aimed to deliver an unparalleled shopping experience relative to other physical or virtual stores in Hong Kong. This is an ongoing improvement process.

2.	Product Reviews from “Real Customers”

During the year, we launched the Product Reviews function on HKTV mall. Only customers of each bought product can provide feedback on that particular product on HKTV mall – no matter good or bad! While potential customers can make reference to these reviews before making purchase, merchant partners and internal operational functions can also improve their product and service quality based on customers’ genuine feedback. This essentially provides mutual advantages – to drive for quality merchants and products for end customers’ selection, with recurring business back to these merchants.

All of the above were important developments during the year which helped us to improve our service quality. We learnt from mistakes and accumulated experience from actual running so as to provide delightful shopping experience to our customers.

Apart from operating online shopping business under HKTV mall, during the year, the Company continued its business including the offer of free television programming through its OTT platform, international and local content distribution, provision of artiste management services and independent content production, while the TV programme production remains suspended.

On 10 August 2015, we appointed the main contractor for the construction work of the multimedia production and distribution centre (“Multimedia Centre”) with gross floor area of about 31,777 square metres, comprising a 6-storey high media block and a 1-storey high studio block in Tseung Kwan O Industrial Estate to support the Group’s business development on the Multimedia Business. The contract sum is HK$450 million with the target to complete the building work in October 2016. The construction is in progress towards the completion.

FINANCIAL REVIEW

On 29 August 2014, the Company announced to change its financial year end date from 31 August to 31 December so as to unify the financial year end dates of the Group and to bring the Group to in line with the business cycle of its clients in the E-commerce retail industry and the multimedia advertising industry. As a result of this, the corresponding comparative amounts shown covered sixteen months period from 1 September 2013 to 31 December 2014, and therefore may not be entirely comparable with the amounts shown for the current financial year.

During the year under review, the Company mainly operated its Multimedia Business including the E-commerce online shopping and delivery services, OTT platform, and corporate functions.

The Group incurred a loss of HK$812.6 million for the year ended 31 December 2015, an increase of HK$575.6 million from HK$237.0 million for the sixteen months ended 31 December 2014. Overall, the increase in loss for the year under review was mainly due to following:

1.

recognized impairment losses/write off of assets of HK$327.8 million in relation to the Group’s Media CGU for the year ended 31 December 2015 (sixteen months ended 31 December 2014: HK$32.0 million). The impairment on assets was due to the uncertainty in the regulatory and technical feasibility in the provision of mobile television services;

2.

increase in programme costs charged to the profit or loss by HK$293.3 million from HK$27.4 million for the sixteen months ended 31 December 2014 due to the full year broadcasting for the year under review; and

3.	the E-commerce business was officially launched on 2 February 2015 and is in its early investment stage to have a positive impact on the Group’s profitability.

On turnover, the Group has HK$112.8 million for the year ended 31 December 2015 (sixteen months ended 31 December 2014: HK$23.0 million). The increase of HK$89.8 million was mainly due to the full year impact from the launch of the OTT platform in November 2014 and the formal launch of the online shopping platform in February 2015. As a result of this, an additional income of HK$55.5 million was earned from programme rights licensing and net advertising to reach HK$76.1 million for the year ended 31 December 2015, and an increase on revenue earned from direct merchandise sales and commission income from concessionaire sales under the E-commerce business of HK$34.9 million, reached HK$36.4 million for the year ended 31 December 2015.

Programme costs of HK$320.7 million (sixteen months ended 31 December 2014: HK$27.4 million) mainly included programme costs of self-produced programmes and purchased content charged to the profit or loss over the showing period and talent and other production costs for content production for third party customers. The increase of HK$293.3 million was mainly due to the full year showing of programme contents for the year ended 31 December 2015 while there were only 1.5 months for the sixteen months ended 31 December 2014.

Cost of inventories amounted to HK$23.1 million for the year ended 31 December 2015 mainly represented the cost of inventories delivered to customers for the fulfilment of the Group’s direct merchandise sales.

Valuation gains on investment properties amounted to HK$11.9 million for the year ended 31 December 2015 based on the valuation carried out by an independent firm of surveyors.

Other operating expenses decreased by HK$14.0 million to HK$329.8 million for the year ended 31 December 2015 relative to the HK$343.8 million incurred for the sixteen months ended 31 December 2014 which was 4 months more than the year under review. Overall,

1.

Talent costs decreased by HK$10.0 million. During the year under review, to cater for the business scale up, the workforce in particular on the logistics and warehouse functions increased aggressively, which was net off partially by the decrease in production related talent costs due to programme production suspension and employment contract expiration.

2.

Increase in advertising and marketing expenses of HK$33.4 million for the promotion of the HKTV mall including the promotional campaign on “HK$100 Mall Dollar” in February 2015 and the MTR campaign in August 2015, and product catalogues printing and distribution.

3.

For the sixteen months ended 31 December 2014, the Group wrote off substantial artiste prepayments and made provision for most of the committed artiste payments totalling HK$34.3 million as a result of the production suspension. For the year under review, only net write off/provision of HK$0.8 million was recorded mainly for the remaining artiste contract outstanding as at 31 December 2015, represented a decrease of HK$33.5 million.

Other income, net of HK$67.5 million was earned for the year under review (sixteen months ended 31 December 2014: HK$147.6 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, and rental income from investment properties, net of net exchange loss. The decrease of HK$80.1 million was mainly due to 4 additional months of investment income being recorded in the sixteen months ended 31 December 2014, additional HK$25.4 million exchange loss recognised during the year under review due to the Renminbi depreciation, and the realization of a portion of our investment portfolio to support the operating activities of the Group.

Finance costs, net decreased by HK$4.5 million mainly due to 4 additional months of interest on bank loans being recorded in the sixteen months ended 31 December 2014 and decrease in bank loans during the year under review.

The Group recognised impairment loss on certain intangible assets, property, plant and equipment, programme costs and other assets with an aggregated amount of HK$327.8 million in relation to the Media CGU for the year under review. The Group has identified indications of impairment of its Media CGU assets primarily as a result of the uncertainty in the regulatory and technical feasibility in the provision of mobile television services. The Group assessed the recoverable amounts of these assets and as a result, the carrying amount of the assets was written down by HK$327.8 million. The impairment loss did not have a material adverse impact on the cash flow position of the Group.

LIQUIDITY AND CAPITAL RESOURCES

As at 31 December 2015, the Group had total cash position of HK$174.8 million represented cash at bank and in hand (31 December 2014: HK$819.2 million represented cash at bank and in hand) and outstanding borrowings of HK$71.8 million (31 December 2014: HK$802.2 million) drawn for investment yield enhancement purpose. The decrease in total cash position was mainly due to the net bank loan repayment of HK$730.1 million, purchases of fixed assets of HK$89.6 million and the resources utilised for operating activities of HK$218.5 million, partially net off by net realisation from investment portfolio of HK$296.0 million and net investment income received of HK$103.0 million.

On investment in available-for-sale securities, the Group has invested, at fair value, of HK$1,445.8 million as at 31 December 2015 (31 December 2014: HK$1,784.4 million). The decrease in investment in available-for-sale securities was mainly due to the realisation of certain available-for-sale debt securities to fund the operating activities, the mark-to-market loss and Renminbi depreciation in relation to the Renminbi denominated investments during the year ended 31 December 2015. As at 31 December 2015, there was a deficit of HK$33.6 million being recorded in fair value reserve (31 December 2014: a revaluation deficit of HK$29.6 million). Among the available-for-sale securities, about 97.3% (as at 31 December 2014: 97.7%) are invested in fixed income products or other debt securities which substantially will be repaid at par upon maturity.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and, not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. Investment in fixed income products are structured in different maturity profile to cater for ongoing business development and expansion need, moreover, as and when additional cash is expected to be required to fund the business, the investments can be realised as appropriate.

As at 31 December 2015, the Group has utilised HK$71.8 million (31 December 2014: HK$802.2 million) uncommitted banking facilities mainly for investment purpose, leaving HK$1,114.1 million (31 December 2014: HK$1,508.8 million) uncommitted banking facilities available for future utilisation.

The Group’s total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity, if any. There is no pledged bank deposit as at 31 December 2015 and 31 December 2014.

The debt maturity profiles of the Group as of 31 December 2015 and 31 December 2014 were as follows:

	31 December 2015 HK$’000	31 December 2014 HK$’000

Repayable within one year	71,793	802,165

As at 31 December 2015, our outstanding borrowings bear fixed interest rate and were all denominated in United States dollars. After considering the cash and cash equivalents and term deposits held by the Group, the Group was in a net cash position as of 31 December 2015 and 31 December 2014, no gearing ratio is presented.

For the year ended 31 December 2015, the Group invested HK$99.2 million on capital expenditure versus HK$68.7 million for the sixteen months ended 31 December 2014. The capital expenditure was mainly incurred for construction of the Multimedia Centre in Tseung Kwan O Industrial Estate, for expansion of our logistic fleet, acquisition of computer system and renovation and fixtures of the logistics centre for HKTV mall operation. For upcoming capital expenditure requirements for the business, we will remain cautious and it is expected to be funded by internal resources within the Group and available banking facilities. Overall, the Group’s financial position remains sound for continuous business expansion.

On 21 December 2015, the Company’s American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADR”), each representing the right to receive 20 ordinary shares of the Company, had been delisted from The Nasdaq Stock Market LLC. The delisting was sought in view of the limited holdings and trading volume of the ADSs and the time and costs of maintaining the listing of the ADSs in the United States. Following the delisting, the ADSs continue to be traded in the over-the-counter markets, and The Bank of New York Mellon Corporation continues to act as the Company’s ADR depositary pursuant to the existing Deposit Agreement. The Company will continue to maintain its ADR programme, but where circumstances permit, may terminate the registration of its securities with the U.S. Securities and Exchange Commission.

CHARGE ON GROUP ASSETS

As of 31 December 2015, the Group’s bank loans of HK$71.8 million (31 December 2014: HK$802.2 million) were secured by an equivalent amount of available-for-sale securities held by various banks.

EXCHANGE RATES

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80= USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to certain amount of exchange rate risk due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

CONTINGENT LIABILITIES

As of 31 December 2015 and 2014, the Group had no material contingent liabilities or off- balance sheet obligations.

PROSPECTS

After running for 11 months of the online shopping business, we worked out 4 pillars that we aim to assure our customers:

1.

Deliver convenience to end customers, from day to day grocery shopping to fashion and jewellery, and to overseas products, all can be purchased in one single order under HKTV mall and deliver at your selected timeslot. We pledge to keep the food fresh and hygienic to our customers.

2.

Competitive product pricing with 5%–10% Mall Dollar reward from HKTV mall. Also, as we directly deal with overseas brand owners and authorised distributors, our pricing is very comparable to local retail price.

3.	Authentic and genuine products from direct dealing with brand owners, authorised distributors and reputable retailers.

4.

Increasing product variety though we already have more than 107,000 products from over 700 stores at HKTV mall, our merchant relationship teams and buyers continue to making every effort to expand the width and depth of our product spectrum aggressively.

The blood and sweat we invested so far is rewarding. At the date of this announcement, there were 1.56 million email ID registered as HKTV mall members who are able to enjoy the delightful online shopping experience at HKTV mall, and also to watch our programme content on an on-demand basis. This represents a large potential for us to grow our business. At each of the large promotional campaigns, the market response was overwhelming with customer orders increased by a few folds. Though the significant increase in traffic and sales was extraordinary and reflected the success of the campaigns, it also told us our prevailing resources might not be sufficient to cater for continuous business growth and to meet the 4 pillars to customers completely.

In this regard, in 2016, we have a solid To-Do List – other than continue to change the consumer behaviour to switching from brick and mortar store purchase to more efficient and price competitive online shopping, we are also working hard on performance evaluation and monitoring so as to improve our efficiencies on logistics routing, products pick and pack, customer service software, warehouse and inventory system, etc. We can assure that we are working on every effort just to improve the effectiveness and efficiency to fulfil each customer order, in the meantime, to improve our operating costs structure. We hope our customers will soon see our improvement and embrace the value we bring to them.

In the meantime, the Company is still in discussions with the Office of the Communications Authority (the “OFCA”) about one of our subsidiary’s proposal of adopting Digital Video Broadcasting – Terrestrial 2 as the transmission standard for the provision of mobile television service, which was submitted to OFCA in April 2014. The Company is also still waiting for the proceeding of the Government’s appeal for the judgment in favour of HKTV in the judicial review of Free TV licence and the Company’s new application of the Free TV licence. We shall further refine our business development plan on Multimedia Business upon the outcome of the above cases.

MATERIAL LITIGATION

On 6 January 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision as evidenced in a letter dated 15 October 2013 to reject the Company’s application dated 31 December 2009 under the Broadcasting Ordinance (“BO”) for the grant of a domestic free television programme service licence. The substantive hearing was conducted on 27 to 29 August 2014. On 24 April 2015, the Court of First Instance (“CFI”) quashed the Chief Executive in Council’s decision and ordered to remit it back to the Chief Executive in Council for reconsideration. On 19 May 2015, the Chief Executive in Council filed an appeal against the CFI’s judgment. On 22 October 2015, the Chief Executive in Council obtained a court order from the CFI to stay the execution of the said decision pending resolution of the appeal. The hearing of the appeal was conducted on 17 and 18 February 2016 and the judgment was reserved to be handed down by the Court of Appeal.

On 11 April 2014, the Company filed an application for leave to apply for judicial review in respect of the OFCA’s decision on 11 March 2014 that Hong Kong Mobile Television Network Limited (“HKMTV”), the Company’s wholly-owned subsidiary, would not be entitled to commence operations if HKMTV adopted the DTMB (Digital Terrestrial Multimedia Broadcast) transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the BO was first obtained by HKMTV. On 20 May 2014, the CFI granted HKMTV leave to apply for judicial review. The substantive hearing was conducted on 26 and 27 November 2014. On 29 September 2015, the CFI handed down judgment and ordered that the judicial review application be dismissed.

TALENT REMUNERATION

Including the directors of the Company, as at 31 December 2015, the Company had 555 permanent full-time employees versus 394 as of 31 December 2014. The increase was mainly for the logistics and warehousing, merchant relations, promotors and technical functions so as to cater for the expansion of HKTV mall.

The Company provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Company’s and individual performances. The Company also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option scheme.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the year ended 31 December 2015.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

Throughout the year ended 31 December 2015, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report contained in Appendix 14 to the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 of the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).

Having made specific enquiry with the Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the year ended 31 December 2015.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the audited financial results for the year ended 31 December 2015.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

FINAL DIVIDEND

The Board does not recommend the payment of final dividend for the year ended 31 December 2015 (sixteen months ended 31 December 2014: Nil).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 17 May 2016 to 19 May 2016, both days inclusive, for the purpose of ascertaining shareholders’ entitlement to attend and vote at the Company’s forthcoming annual general meeting (the “AGM”). In order to be eligible to attend and vote at the AGM, all transfer documents accompanied by the relevant share certificates must be lodged for registration with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 16 May 2016.

AGM

The AGM will be held on 19 May 2016. Notice of the AGM together with the Company’s Annual Report will be published and dispatched in the manner as required by the Listing Rules in due course.

By Order of the Board
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 24 March 2016

As at the date of this announcement, the Executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

“Where the English and the Chinese texts conflicts, the English text prevails”